UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2005

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC


2. Name of shareholder having a major interest

BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

      Registered Holder           Account designation       Holding
      BANK OF IRELAND                  4239730              289,266
      BANK OF IRELAND                  4239749              645,114
      BANK OF NEW YORK                 214075             5,207,031
      BANK OF NEW YORK                 221428               742,541
      BANK OF NEW YORK                 367748             2,653,825
      BANK OF NEW YORK                 392067             3,094,403
      BANK OF NEW YORK                 392177               405,953
      BANK OF NEW YORK                 768198               216,933
      BARCLAYS CAPITAL NOMINEES LIMI                        986,870
      BNP PARIBAS                                            57,625
      BNY (OCS) NOMINEES LTD           221476               205,774
      BNY (OCS) NOMINEES LTD           387173                71,285
      BOISS NOMINEES LTD               4224361              398,025
      CHASE NOMINEES LTD               16376                527,631
      CHASE NOMINEES LTD               16669                134,728
      CHASE NOMINEES LTD               18243                123,823
      CHASE NOMINEES LTD               19518                306,837
      CHASE NOMINEES LTD               19519              2,287,823
      CHASE NOMINEES LTD               20947             37,657,633
      CHASE NOMINEES LTD               21359              1,483,196
      CHASE NOMINEES LTD               25772                740,598
      CHASE NOMINEES LTD               27793                 82,603
      CHASE NOMINEES LTD               27795                102,621
      CHASE NOMINEES LTD               27797                138,568
      CHASE NOMINEES LTD               27799                299,495
      CHASE NOMINEES LTD               27800              1,037,801
      CHASE NOMINEES LTD               27802                 26,754
      CHASE NOMINEES LTD               27804                 26,545
      CHASE NOMINEES LTD               28270                365,798
      CHASE NOMINEES LTD               28270              1,054,929
      CHASE NOMINEES LTD               31961              2,125,084
      CIBC MELLON GLOBAL SECURITIES                          47,233
      CITIBANK                         6010613363            86,613
      CITIBANK                         6010640794           253,843
      CITIBANK                         6010782807           433,211
      DEUTSCHE BANK LONDON             8003168               30,331
      HSBC                             813168               796,049
      HSBC                             814537                80,198
      HSBC                             845315                23,453
      INVESTORS BANK AND TRUST CO                           915,354
      INVESTORS BANK AND TRUST CO                           619,882
      INVESTORS BANK AND TRUST CO                            14,730
      INVESTORS BANK AND TRUST CO                            47,333
      INVESTORS BANK AND TRUST CO                         4,894,733
      INVESTORS BANK AND TRUST CO                         1,620,581
      INVESTORS BANK AND TRUST CO                           126,144
      JP MORGAN (BGI CUSTODY)          16331                351,468
      JP MORGAN (BGI CUSTODY)          16341                593,372
      JP MORGAN (BGI CUSTODY)          16341              1,841,753
      JP MORGAN (BGI CUSTODY)          16344                605,254
      JP MORGAN (BGI CUSTODY)          16345              1,032,894
      JP MORGAN (BGI CUSTODY)          16400             10,298,369
      JP MORGAN (BGI CUSTODY)          16612                289,986
      JP MORGAN (BGI CUSTODY)          16621                241,168
      JP MORGAN (BGI CUSTODY)          16644                297,267
      JP MORGAN (BGI CUSTODY)          16901                149,752
      JP MORGAN (BGI CUSTODY)          18409                484,895
      JP MORGAN (BGI CUSTODY)          19514                 82,721
      JP MORGAN (BGI CUSTODY)          20946                 35,336
      JP MORGAN (BGI CUSTODY)          27795                228,835
      JP MORGAN (BGI CUSTODY)          27799              1,124,484
      JP MORGAN (BGI CUSTODY)          28166              3,027,976
      JP MORGAN CHASE BANK                                  340,332
      JP MORGAN CHASE BANK                                  190,590
      JP MORGAN CHASE BANK                                  409,555
      JP MORGAN CHASE BANK                                  633,980
      JP MORGAN CHASE BANK                                  347,670
      MELLON BANK                      ABGFZ872482          827,679
      MELLON BANK                      TGGF0003002          101,154
      MELLON TRUST - BOSTON & SF                            256,673
      MELLON TRUST OF NEW ENGLAND                           320,175
      MIDLAND BANK (HSBC BANK PLC)     772823             2,860,115
      NORTHERN TRUST                   BCP04                 67,019
      NORTHERN TRUST                   CVS21              1,120,589
      NORTHERN TRUST                   SCO06                303,975
      NORTHERN TRUST                   TNF01                481,183
      NORTHERN TRUST                   USF06                193,023
      NORTHERN TRUST                   USF12              1,509,895
      NORTHERN TRUST BANK - BGI SEPA                        421,924
      NORTHERN TRUST BANK - BGI SEPA                        300,968
      NORTHERN TRUST BANK - BGI SEPA                         85,456
      R C GREIG NOMINEES LIMITED A/C   BL1                  127,653
      R C GREIG NOMINEES LIMITED A/C   CM1                   34,397
      R C GREIG NOMINEES LIMITED GP1   GP1                   30,098
      R C GREIG NOMINEES LIMITED SA1   SA1                   20,902
      STATE STREET                     2RJ2                 127,458
      STATE STREET                     JD12                 447,165
      STATE STREET                     N3B6                  42,101
      STATE STREET                     N3YZ                  10,972
      ZEBAN NOMINEES LIMITED                                 21,700
      ZEBAN NOMINEES LIMITED                                  1,000
                                       TOTAL            105,807,731


5. Number of shares / amount of stock acquired

NOT NOTIFIED


6. Percentage of issued class

NOT NOTIFIED


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

HOLDING AS AT 26 JANUARY 2005


11. Date company informed

27 JANUARY 2005


12. Total holding following this notification

105,807,731


13. Total percentage holding of issued class following this notification

11.03%


14. Any additional information

NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 11.03%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 97,113,892 SHARES (10.13%) ON 21 JANUARY 2005.


15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658


16. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification

27 JANUARY 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __27 January 2005                    By   ____/s/ Luke Thomas____

                                                    (Signature)*